July 17, 2006

John J. Dupont
President, Chief Executive Officer and Director
Utilicraft Aerospace Industries, Inc.
554 Briscoe Boulevard
Lawrenceville, GA 30045

> **Re: Utilicraft Aerospace Industries, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed June 19, 2006**
> **File No. 333-128758**

Dear Mr. Dupont:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. We note your response to our prior comment 1. Please tell us in your response letter why you issued warrants to more than 40 AMUC warrant holders identified in Exhibit A to the reorganization agreement if no value was paid for such warrants and such issuance was not required by the reorganization agreement. For example, had you not issued such warrants to the AMUC warrant holders, would you have been able to effectuate the reorganization?

2. We note your response to our prior comment 3. We continue to evaluate your response and your amendment. We may have further comment.

3. In your response to prior comment 3, you indicate that Utilicraft and AMUC never had a parent/subsidiary relationship. However, you also indicate in your response that Utilicraft "was incorporated by AMUC." In addition, you indicate in Section 4(b) of each of your Exhibits 4.3, 4.4 and 4.5, that AMUC "is anticipating a spin-off with" Utilicraft. Please reconcile these statements with each other and with your response to our prior comment 3.

Description of Business, page 35

Development of Utilicraft Aerospace Industries, Inc., page 35

4. To the extent that you have not already done so, please disclose in the filing your response to prior comment 23, and name the officers/directors who received a portion of the proceeds from UAI.

Management's Discussion and Analysis or Plan of Operation, page 44

Overview, page 44

5. Please update the first paragraph of this section to disclose your net losses from operations through the latest interim period included in the filing.

Experts, page 53

6. Please revise to refer to the same audited periods as included in the audit report on page F-1 and not just your financial statements as of December 31, 2005.

Financial Statements, page F-1

Statements of Operations, page F-3

7. Please revise your filing to include diluted per-share amounts for each period for which you present an income statement. Refer to paragraphs 36 and 37 SFAS 128. Please similarly revise your interim financial statements.

Statement of Stockholders' Equity, page F-4

8. Please refer to prior comment 32 from our letter dated April 5, 2006. We note from pages 45 and F-12 that you issued 60,584,260 restricted common shares to PacifiCorp in 2005 for no cash consideration as part of a financing agreement whereby you also issued warrants for the purchase of 60 million common shares to PacifiCorp. In

addition, your officers also transferred 19,145,740 common shares to PacifiCorp under this agreement. You disclose that "in the event PacifiCorp fails to exercise warrants sufficient to generate the minimum funding ($40,000,000) within 540 days following execution of the Agreement (effectively, September 12, 2005), upon demand, PacifiCorp will return all of its shares" to you and return all unexercised warrants.

Paragraph 10 and Footnote 5 of SFAS 128 state that you should treat "outstanding common shares" which are contingently returnable in the same manner as shares issuable for little or no cash consideration upon the satisfaction of certain conditions. Paragraphs 10 and 30 further state that you should (a) include those shares as outstanding and (b) if certain conditions are met you should include them in the calculation of basic and diluted EPS.

To assist us in understanding the appropriate presentation and disclosure for these shares, please respond to the following comments:

- Please tell us and disclose whether the 60,584,260 shares of common stock issued to Utilicraft are considered to be legally outstanding under the laws of your state of incorporation (Nevada).
- On page 45 and 46 you disclose that PacifiCorp is entitled to full voting rights for these shares. Please also tell us and disclose whether they are entitled to any dividends that you may declare on your common stock.
- You disclose on page 46 that you reserved no security interest in the shares of stock and you retain no right to demand return of the shares from a third party in the event PacifiCorp defaults on its obligations.

Please provide us with your analysis of the appropriate accounting and presentation of these shares in your U.S. GAAP financial statements. The analysis should include your consideration of the underlying terms of the restricted common shares, including the items above. Please similarly consider your interim financial statements.

9. Please refer to prior comment 40. We note that you do not believe that the transaction with AMUC represents a spin-off since UAI was never an operating subsidiary. As such, please revise your description of the transaction in 2004 to remove your reference to a spin-off transaction.

Note 1. Summary of Significant Accounting Policies, page F-7

Earnings Per Share, page F-9

10. Please refer to prior comment 34 from our letter dated April 5, 2006. Please revise the number of shares that you have excluded from your diluted earnings per share

calculation that would be anti-dilutive to only include the shares of common stock underlying warrants that were granted during or prior to fiscal 2005.

11. We note that you exclude the restricted shares issued to PacifiCorp from your disclosure under paragraph 40(c) of SFAS 128 but that you include the restricted warrants issued to PacifiCorp in that disclosure. Please tell us how you treat the restricted warrants and the restricted shares in your calculation of diluted EPS under SFAS 128 and why. Please similarly consider your interim financial statements.

Patents, page F-9

12. Please refer to prior comment 36 from our letter dated April 5, 2006. Based upon your current and past responses and the disclosures in your filing, it still does not appear appropriate under U.S. GAAP to capitalize $3.5 million as patents in intangible assets given that you did not pay any consideration or "cost" to Mr. Dupont for entering into the employment agreement that contained the rights to the patents and that the consideration (cost) you paid was to AMUC for a release of claims against the patents that Mr. Dupont assigned to the company. Give the factors above and the factors outlined in our prior comment, it does not appear the consideration paid to AMUC for the release of claims against the patents meets the definition of an intangible asset that can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. While the patents assigned to you by Mr. Dupont may meet the definition of an intangible asset, since you paid no consideration to Mr. Dupont it appears that the valuation of those patents is zero.

13. Please refer to prior comment 37 from our letter dated April 5, 2006. We note on page 7 that the FF-1080 patent expires on September 14, 2007. We further note that Mr. Dupont assigned your three patents and that you assigned a weighted average useful life of five years to these patents. As previously requested, please tell us the useful life that you have assigned to each of these patents. If you have assigned an economic life that is greater than the contractual life to any of these patents, please explain to us in detail how you determined the economic life for these patents. Refer to paragraph 11 of SFAS 142.

Impairment of Long-lived Assets, page F-10

14. Please refer to prior comment 83 from our letter dated October 28, 2005 and prior comment 39 from our letter dated April 5, 2006. Please tell us and revise your filing to explain to us in detail how you considered the recognition and measurement provisions in paragraphs 20-21 of SFAS 144 for assets (asset group) under development in performing your analysis under paragraphs 7-24 of SFAS 144.

Note 2. Transactions with American Utilicraft Corporation, page F-10

15. Please refer to prior comment 40. You disclose that the reorganization was accounted for at the fair value of the cash paid and the liabilities assumed. However we continue to note that you reflect the fair value of the consideration paid to AMUC as the purchase price for patents that were assigned to you by your President, not AMUC. You disclose that you acquired no assets from AMUC. As such, we continue to question why you believe it is appropriate to value the patents based upon the consideration you paid to AMUC. Since these are two separate agreements, it appears that you should separately value and account for each.

    While your responses have addressed what accounting literature does not apply to your reorganization, your responses have not addressed what accounting literature does apply and how you applied that literature to your facts and circumstances. As such, please provide us with a sufficiently detailed response that explains the basis under U.S. GAAP for your accounting for the reorganization.

    Please consider how you should account for the assumption of liabilities of your former parent and the distribution of cash to them to satisfy their liabilities.

Note 5. Commitments and Contingencies, page F-12

Royalties to Officer/Founder, page F-15

16. Please refer to prior comment 42 from our letter dated April 5, 2006. Please revise to clarify that there are two situations under which you may have to pay royalties to Mr. Dupont and the specific terms of each as stated in your response.

17. Please refer to prior comment 43 from our letter dated April 5, 2006. We note from your response that you do not consider the accrual of penalties and interest to be a loss contingency under SFAS 5 since they were recorded in your financial statements.

    Please note that contingent liabilities are not limited to amounts that are not recorded in your financial statements. Under paragraph 1 of SFAS 5, "a contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to a possible gain (hereinafter a "gain contingency") or loss (hereinafter a "loss contingency") to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.

    Your accrual for estimated penalties and interest appears to meet the definition of a loss contingency in paragraph 1 of SFAS 5 since the penalties and interest are an existing condition due to your failure to pay the taxes in 2005 of which the ultimate amount of penalties and interest is uncertain until resolved with the taxing authorities. We refer you to the disclosure on page 8.

Under paragraph 8 of SFAS 5, you would accrue an estimated loss from a loss contingency if information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

As such, please revise this note to include any disclosures required by paragraphs 9 – 13 of SFAS 5.

Interim Financial Statements, page F-16

18. We note from page 3 that you will have 290,695,081 shares of common stock outstanding after the offering based upon 212,323,029 shares of common stock issued and outstanding as of June 12, 2006.  On page F-19 the total number of common shares outstanding as of March 31, 2006 is 153,218,769.  Please tell us and disclose the nature of the transactions that resulted in an increase of 59,104,260 in the number of shares outstanding.  Please refer to paragraph 41 of SFAS 128.

Notes to Financial Statements, page F-25

Note 1.  Summary of Significant Accounting Polices, page F-25

19. Please include amounts as of and for the period from inception through March 31, 2006 in the second paragraph of "Basis of presentation and going concern uncertainty" on page F-25.

Note 3.  Capital Structure Disclosures, page F-29

20. Please revise the first paragraph under "Warrants" to disclose the number of outstanding warrants issued to AMUC stockholders as of March 31, 2006, the date of the latest interim financial statements.

21. Please refer to prior comment 41 from our letter dated April 5, 2006.  Please tell us and revise your filing to explain why the warrants issued for 897,146 shares of common stock "will be" valued at the value of the liability exchanged when exercised since these warrants have been issued to your President as of March 31, 2006.  That is, your response should address why you believe that there is no accounting at the date of issuance for the warrants but there is accounting if they are exercised.  Discuss how you will account for the liability if the warrants are never exercised and why. Tell us whether or not the issuance of the warrants legally extinguished your liability to the President for the accrued interest and whether or not you have any other obligations under that agreement.  Cite the accounting literature upon which you relied and how you applied that literature to your situation.

Note 5.  Commitments and Contingencies, page F-31

22. We note that Pacificorp exercised its warrants to purchase 740,000 shares of common stock during the three months ended March 31, 2006 for $374,960 and "earned 740,000 of the shares issued in 2005."

On page F-31 you disclose that if PacifiCorp does not exercise "warrants sufficient to generate minimum funding ($40,000,000) within 540 days following the execution of the Agreement (effectively, September 12, 2005), upon demand, PacifiCorp will return all of its shares to the Company and return all unexercised warrants for cancellation or resale."  "Any shares returned by PacifiCorp due to failure to exercise sufficient warrants to generate the minimum funding will be returned pro-rata to the Company and the executive officers."

- Please explain why PacifiCorp earned any shares of common stock since they did not exercise warrants sufficient to generate the minimum funding of $40,000,000 as stated in your disclosure.  Tell us and disclose the terms of the agreement which set forth their right to earn these shares.
- Please explain how you determined that PacifiCorp earned 740,000 shares based upon the rights stated in your agreement with PacifiCorp.

Part II

Recent Sales of Unregistered Securities

23. We refer you to your disclosure in the second paragraph of this section.  Please tell us why you have not yet issued the mentioned shares to PacifiCorp in connection with its exercise of warrants.

Undertakings, page II-8

24. Please provide the undertakings required by Item 512 (g)(2) of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc:     via facsimile
        Phillip W. Offill, Jr., Esq.
        Godwin Gruber, L.L.P.